sembcorp

RECEIVED

2008 MAY -5 A 9:19

OFFICE OF INTERNATIONAL CORPORATE F...

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

18 April 2008

08002316

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
MAY 12 2008 E
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

5/7

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	18 April 2008	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	221,900	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	6,423,336
		After change	6,201,436
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.359%
		After change	0.347%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	S$ $934,997.84	

Kwong Sook May
Company Secretary

April 18, 2008

RECEIVED

2008 MAY -5 A 9:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP SEALS GAS DEAL WORTH US$5.5 BILLION

Singapore, April 15, 2008 – Sembcorp Industries' natural gas unit, Sembcorp Gas, has concluded a Gas Sales Agreement (GSA) to import 90 billion British thermal units per day (BBtud) of natural gas at a value of US$5.5 billion.

Sembcorp Gas signed the conditional GSA with Premier Oil and its co-venturers, KUFPEC, Hess and PETRONAS for the supply and delivery of natural gas piped from Natuna Sea Block A off Indonesia, operated by Premier Oil.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries and Chairman of Sembcorp Gas, said, "The import of additional gas will allow us to meet growing customer needs on Jurong Island and it will enlarge our earnings base and provide the platform for the future growth of our energy and centralised utilities business.

"The conclusion of this second GSA reinforces Sembcorp's position as a lead gas player in Singapore and will further enhance Sembcorp's competitive position for the supply of steam for new demand in Jurong Island. Gas delivery is targeted to commence sometime between 2010 and 2011.

"Together with the gas contracted under the gas sales agreement signed in 1999, Sembcorp will be importing about 470 BBtu of gas daily. Worldwide, Sembcorp operates more than 3,300 megawatts power generation capacity through power plants located in Singapore, Vietnam, Fujairah in the UAE, and the UK."

ABOUT SEMBCORP

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8.7 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

END